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                           April 14, 2023

       John William Shaw
       CEO of Shaw Property Development Corporation
       Safe & Green Holdings Corp.
       900 Biscayne Blvd.
       #501, Office 12
       Miami, FL 33132

                                                        Re: Safe & Green
Holdings Corp.
                                                            Schedule 13D filed
by John William Shaw
                                                            Filed March 29,
2023
                                                            File No. 005-53033

       Dear John William Shaw:

                                                        We have reviewed the
above-captioned filing, and have the following comment.

                Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments

       Schedule 13D filed by John William Shaw on March 29, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        November 28, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the November 28, 2022 event date, the
                                                        Schedule 13D submitted
on March 29, 2023 was not timely filed. Please advise us why the Schedule 13D was
not filed within the required 10 days after the acquisition.
               We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the staff.
 John William Shaw
Safe & Green Holdings Corp.
April 14, 2023
Page 2

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



FirstName LastNameJohn William Shaw                        Sincerely,
Comapany NameSafe & Green Holdings Corp.
                                                           Division of
Corporation Finance
April 14, 2023 Page 2                                      Office of Mergers &
Acquisitions
FirstName LastName